4828 Loop Central Drive
Houston TX 77081
[Litton Logo]
Telephone 713-966-8966
Fax 713-218-4595
www.littonloan.com
SERVICER COMPLIANCE STATEMENT
C-BASS Mortgage Loan Trust 2007-CB3
The undersigned officer of Litton Loan Servicing LP provides the Annual Statement as to
Compliance as required by the Pooling and Servicing Agreement for the above referenced security and certifies that (i) a review of the activities of the Servicer during the reporting period and of performance under this Agreement has been made under my supervision, and (ii) to the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under this Agreement in all material respects for the reporting period.
Date: March 3, 2008

/s/ Elizabeth Folk
Elizabeth Folk
Senior Vice President and
Chief Financia l Officer
Litton Loan Servicing LP